mobistar

02 JUN -5 AM 11:09

Securities and Exchange Commission
Division of Corporation Finance
Attn. : Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549
UNITED STATES OF AMERICA

02034649

25 April 2002

SUPPL

Ladies and Gentlemen:

Re : Mobistar N.V./S.A. 12g3-2(b) File N°82-4965

Please find enclosed certain information that we are furnishing to you pursuant to Rule 12g3-2(b). The first page of each separate item indicates in the upper right-hand corner our file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be «filed » with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and document will constitute and admitting for any purpose that the Company is subject to in the Exchange Act.

Yours sincerely,

PROCESSED
JUN 13 2002
THOMSON
FINANCIAL

Johan Van den Cruijce
Corporate Affairs Manager

dw 6/12

Enclosure

cc : Corey Chivers
Weil, Gotshal & Manges

Press release
17/4/2002

2,583,000 Mobistar customers: slight net growth compared with December 2001

Brussels, 17 April 2002 – On 31 March 2002, the number of Mobistar customers (EURONEXT BRUSSELS: MSTAR) totalled 2,583,000, a slight net increase of 1% compared with December 2001. Active customers represented 84% of this total. An interesting trend emerged for the first time since the launch of prepaid cards by Mobistar in November 1996, with subscribers (Optimum and Flexo) gaining ground on prepaid customers (Tempo). At the end of March, the latter represented 69% of the total number of active customers, compared with 70% in December 2001.

This trend confirms a general slowdown in growth in the number of new customers, predicted at the time of the publication of the figures for 2001, as well as the seasonality variation in the increase in customers that has occurred every first quarter since the launch of Mobistar. This in no way compromises Mobistar's revenue growth and profitability targets: the cards that have become inactive are the prepaid variety that brought in the lowest revenues for Mobistar. On the contrary, the number of subscribers (Optimum and Flexo) is up by 3%, rising from 651,000 on 31 December 2001 to 666,000 on 31 March 2002. Traditionally, subscribers generate higher average revenues than prepaid customers.

Also worth noting is the very favourable trend in text messaging traffic during this quarter, confirming the excellent results recorded in December 2001: every day between 2 and 2.5 million text messages are sent by Mobistar customers. In February 2002, a particularly original advertising campaign, using the text message language to promote use of this technology abroad, had a measurable effect on text messaging traffic abroad, generating additional roaming revenues.

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